SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April 2010
Commission File Number 1-15194m

COMPANHIA DE BEBIDAS DAS AMERICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrants name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor 04530-000 So Paulo, SP Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

CONSOLIDATED FORM
Management and Related Persons’ Transactions of Securities Issued by the Company
Article 11 - CVM Instruction # 358/2002

In March, 2010. the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1):

Company Name: Companhia de Bebidas das Américas – AmBev
Group and Related Persons	( ) Board of Directors	(X) Management	( ) Fiscal Council	( ) Technical and Consulting Committees
Initial Balance
Securities / Derivatives	Securities Characteristics (2)	Quantity	%
			Same Class and Type	Total
			0.0020	0.0012
ADR (*)	Preferred	306,746	0.1134	0.0497
Shares	Common	107,494	0.0310	0.0174
Shares	Preferred	638,641	0.2362	0.1035
Transactions in the month
Securities / Derivatives	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)
Shares	Preferred	Itaú Corretora	Sell	05	300	172.45	51,735.00
Shares	Preferred	Itaú Corretora	Sell	08	50	172.54	8,627.00
Shares	Preferred	Itaú Corretora	Sell	08	300	172.57	51,771.00
Shares	Preferred	Itaú Corretora	Sell	12	600	169.75	101,850.00
Shares	Preferred	Itaú Corretora	Sell	18	16	169.51	2,712.16
Shares	Preferred	Itaú Corretora	Sell	18	100	170.61	17,061.00
Shares	Preferred	Itaú Corretora	Sell	19	100	167.01	16,701.00
Shares	Preferred	Itaú Corretora	Sell	19	500	167.02	83,510.00
Shares	Preferred	Itaú Corretora	Sell	19	300	167.03	50,109.00
Shares	Preferred	Itaú Corretora	Sell	19	4,400	167.22	735,768.00
Shares	Preferred	Itaú Corretora	Sell	19	200	167.23	33,446.00
Shares	Preferred	Itaú Corretora	Sell	19	100	167.25	16,725.00
Shares	Preferred	Itaú Corretora	Sell	19	7,000	167.30	1,171,100.00
Shares	Preferred	Itaú Corretora	Sell	19	300	167.31	50,193.00
Shares	Preferred	Itaú Corretora	Sell	19	100	167.32	16,732.00
Shares	Preferred	Itaú Corretora	Sell	19	200	167.33	33,466.00
Shares	Preferred	Itaú Corretora	Sell	19	6,000	167.35	1,004,100.00
Shares	Preferred	Itaú Corretora	Sell	19	200	167.36	33,472.00
Shares	Preferred	Itaú Corretora	Sell	19	800	167.40	133,920.00
Shares	Preferred	Itaú Corretora	Sell	19	200	167.41	33,482.00
Shares	Preferred	Itaú Corretora	Sell	19	3,700	167.50	619,750.00
Shares	Preferred	Itaú Corretora	Sell	19	200	167.52	33,504.00
Shares	Preferred	Itaú Corretora	Sell	19	100	167.53	16,753.00
Shares	Preferred	Itaú Corretora	Sell	19	2,700	167.55	452,385.00
Shares	Preferred	Itaú Corretora	Sell	19	700	167.65	117,355.00
Shares	Preferred	Itaú Corretora	Sell	19	1,000	167.75	167,750.00
Shares	Preferred	Itaú Corretora	Sell	19	1,300	167.80	218,140.00
Shares	Preferred	Itaú Corretora	Sell	19	1,600	167.85	268,560.00
Shares	Preferred	Itaú Corretora	Sell	19	4,300	167.95	722,185.00
Shares	Preferred	Itaú Corretora	Sell	19	5,000	168.00	840,000.00
Shares	Preferred	Itaú Corretora	Sell	25	200	165.40	33,080.00
			Total Sell		42,566		7,135,942.16
Final Balance
Securities/ Derivatives	Securities Characteristics (2)	Quantity	%
			Same Class and Type	Total
			0.0020	0.0012
ADR (*)	Preferred	306,746	0.1134	0.0497
Shares	Common	107,494	0.0310	0.0174
Shares	Preferred	596,075	0.2204	0.0966

(1)
When filing in the form, delete the lines that do not have any information, If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information,

(2)	Issue/Series, convertibility, simple, term, guaranties, type/class, among others,
(3)	Quantity multiplied by price,

Note:	These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), etc.

(*) Each ADR is equivalent to 1 (one) share.

CONSOLIDATED FORM
Management and Related Persons’ Transactions of Securities Issued by the Company
Article 11 - CVM Instruction # 358/2002

In March, 2010, the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1):

Company Name: Companhia de Bebidas das Américas – AmBev
Group and related persons	(X) Board of Directors	( ) Management	( ) Fiscal Council	( ) Technical and Consulting Committees
Initial Balance
Securities/ Derivatives	Securities Characteristics (2)	Quantity	%
			Same Class and Type	Total
			90.9884	51.1130
Shares	Preferred	125,978,694	46.5909	20.4183
ADR (*)	Preferred	0	0.0000	0.0000
Simple Debentures	2nd tranche, due in 6 years, of nominative, book entry, non-share convertible, subordinated debentures	1,309	1.0488	0.6338
Transactions in the month
Securities/ Derivatives	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)
Shares	Common	Credit Suisse	Buy	08	100,000	147.00	14,700,000.00
Shares	Common	Credit Suisse	Buy	08	2,000	147.50	295,000.00
Shares	Common	Credit Suisse	Buy	09	500	146.70	73,350.00
Shares	Common	Credit Suisse	Buy	09	100	146.91	14,691.00
Shares	Common	Credit Suisse	Buy	09	100	146.93	14,693.00
Shares	Common	Credit Suisse	Buy	09	100	146.94	14,694.00
Shares	Common	Credit Suisse	Buy	09	100	146.99	14,699.00
Shares	Common	Credit Suisse	Buy	09	35,100	147.00	5,159,700.00
Shares	Common	Credit Suisse	Buy	10	200	146.09	29,218.00
Shares	Common	Credit Suisse	Buy	10	99,800	146.20	14,590,760.00
Shares	Common	Credit Suisse	Buy	11	400	146.00	58,400.00
Shares	Common	Credit Suisse	Buy	11	100	146.19	14,619.00
Shares	Common	Credit Suisse	Buy	11	36,300	146.20	5,307,060.00
			Total Buy		274,800		40,286,884.00
Final Balance
Securities/ Derivatives	Securities Characteristics (2)	Quantity	%
			Same Class and Type	Same Class and Type
			91.0677	51.1575
Shares	Preferred	125,978,694	46.5909	20.4183
ADR (*)	Preferred	0	0.0000	0.0000
Simple Debentures	2nd tranche due in 6 years, of nominative book entry, non-share convertible, subordinated debentures	1,309	1.0488	0.6338

(1)
When filing in the form, delete the lines that do not have any information, If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information,

(2)	Issue/Series, convertibility, simple, term, guaranties, type/class, among others,
(3)	Quantity multiplied by price,

Note:	These consolidated According to Minute must have information by group: Directors, Management (which have not been included in the Board of Directors), etc,

(*) Each ADR is equivalent to 1 (one) share.

CONSOLIDATED FORM
Management and Related Persons’ Transactions of Securities Issued by the Company
Article 11 - CVM Instruction # 358/2002

In March  2010, the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1):

Company Name: Companhia de Bebidas das Américas – AmBev
Group & related persons	( ) Board of Directors	( ) Management	(X) Fiscal Council	( ) Technical and Consulting Committees
Initial Balance
Securities / Derivatives	Securities Characteristics (2)	Quantity	%
			Same Class and Type	Total
			0.0001	0.0000
Final Balance
Securities / Derivatives	Securities Characteristics (2)	Quantity	%
			Same Class and Type	Total
			0.0001	0.0000

(1)
When filing in the form, delete the lines that do not have any information, If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information,

(2)	Issue/Series, convertibility, simple, term, guaranties, type/class, among others,
(3)	Quantity multiplied by price,

Note:	These consolidated According to Minute must have information by group: Directors, Management (which have not been included in the Board of Directors), etc,

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 09, 2010

COMPANHIA DE BEBIDAS DAS AMERICAS-AMBEV

By:	/s/ Nelson Jose Jamel
Nelson Jose Jamel Chief Financial and Investor Relations Officer